No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2017

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Tokyo, July 3, 2017 — Hitachi Automotive Systems, Ltd. and Honda Motor Co., Ltd. today announced the establishment of a joint venture company for the development, manufacture and sales of motors for electric vehicles on the premises of Hitachi Automotive Systems in Hitachinaka-shi, Ibaraki Prefecture.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: July 11, 2017

Hitachi Automotive and Honda Establish Joint Venture for Electric Vehicle Motors

Tokyo, July 3, 2017 — Hitachi Automotive Systems, Ltd. and Honda Motor Co., Ltd. today announced the establishment of a joint venture company for the development, manufacture and sales of motors for electric vehicles on the premises of Hitachi Automotive Systems in Hitachinaka-shi, Ibaraki Prefecture.

For details, please refer to the website of Honda Motor Co., Ltd.

http://world.honda.com/news/2017/c170703beng.html